Exhibit 21

Subsidiaries

Nature of ownership
Name	Jurisdiction of Incorporation	(direct/indirect)

The Simsbury Bank & Trust Company, Inc.	Connecticut	Direct
SBT Investment Services, Inc.	Connecticut	Indirect ( a wholly-owned subsidiary of The Simsbury Bank & Trust Company, Inc.)
NERE Holdings, Inc.	Connecticut	Indirect ( a wholly-owned subsidiary of The Simsbury Bank & Trust Company, Inc.)
Simsbury Bank Passive Investment Company	Connecticut	Indirect ( a wholly-owned subsidiary of The Simsbury Bank & Trust Company, Inc.)